Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 7 DATED NOVEMBER 28, 2016

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016, or the Prospectus; Supplement No. 1 dated May 18, 2016; Supplement No. 2 dated May 24, 2016; Supplement No. 3 dated August 16, 2016; Supplement No. 4, dated September 13, 2016; Supplement No. 5, dated September 19, 2016; and Supplement No. 6, dated November 15, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this supplement is to disclose

•	our acquisition of a commercial property in Chicago, Illinois;

•	our entry into a mortgage loan in connection with our acquisition of a commercial real estate property;

•	the declaration of cash distributions for December 2016 and January and February 2017 record dates; and

•	the declaration of a stock dividend for the fourth quarter of 2016.

Property Acquisition

On November 22, 2016, we, through our wholly-owned subsidiary, purchased a commercial property located in Chicago, Illinois, or the Property, from an unaffiliated seller. The Property is a three-story commercial building with four loft office units located on the two upper floors and two retail units at street level. The Property was constructed in 1929 and is currently 100% leased.

The contract price for the Property was $7.25 million, excluding closing costs. We funded the purchase price with proceeds from our initial public offering and debt proceeds. We believe that the Property is suitable for its intended purpose and adequately insured. We have no plans to renovate or develop the Property and intend to continue leasing the Property’s rentable square footage for use as retail and office space.

Mortgage Loan

On November 22, 2016, in connection with the acquisition of the Property, we through our wholly-owned subsidiary, entered into a 3-year secured mortgage loan with M.B. Financial Bank, N.A., an unaffiliated lender, for borrowings of $4.725 million, secured by the Property, or the Mortgage Loan. The Mortgage Loan matures on November 22, 2019, subject to extension and acceleration. The Mortgage Loan bears interest at a floating rate of one-month LIBOR plus 2.50%. Beginning on December 15, 2016 we shall make monthly payments, consisting of both interest and principal, based on a 25 year amortization schedule. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Mortgage Loan in whole or in part with no prepayment premium.

Cash Distributions

On November 21, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from December 1, 2016 through December 29, 2016, from December 30, 2016 to January 30, 2017, and from January 31, 2017 to February 27, 2017, which distributions we expect to pay on December 30, 2016, January 31, 2017 and February 28, 2017, respectively. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Stock Dividend

Also on November 21, 2016, our board of directors authorized a stock dividend for the fourth quarter of 2016, in the amount of 0.005 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on December 31, 2016. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. We expect to issue this stock dividend on or about January 13, 2017.

We believe that the stock dividend should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable dividend is expected to begin include the taxpayer’s holding period in the common stock with respect to which such non-taxable dividend was distributed. Stockholders should consult their own tax advisors regarding the tax consequences of this stock dividend.